

October 7, 2014

Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re: Sky Solar Holdings, Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 18, 2014**
> **File No. 333-198817**

Dear Ms. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

1. Please separately present disclosures related to the disposition of your 30% equity interest in ChaoriSky Solar and the acquisition of five IPP solar parks in Greece previously controlled by ChaoriSky Solar.

2. In regard to your acquisition of five IPP solar parks in Greece previously controlled by ChaoriSky Solar, please address the following:

    • Disclose and explain to us how you determined the consideration transferred in accordance with IFRS 3.37 and 38, including how you considered the accounts receivable that were settled as a result of the acquisition.

- Disclose and explain to us how you determined whether the acquisition resulted in goodwill or a bargain purchase in accordance with IFRS 3.32 – 36.

- Disclose and explain to us how you considered any pre-existing relationships in accordance with IFRS 3.B51 – B53.

- Provide all the disclosures required by IFRS 3.B64, including the acquisition-date fair value of the total consideration transferred.

3. We note from your response to comment 4 in our letter dated September 9, 2014, that you reduced the numerator of the investment test by $25.0 million for the "Exclusion of pre-acquisition debt assumed," pursuant to section 2015.6 of the Financial Reporting Manual. Please note that Section 2015.6 applies only to business combinations consummated prior to the revision of IFRS in 2008. Instead you should look to the guidance in Section 2015.5, which stipulates that the numerator would represent consideration transferred adjusted to exclude the carrying value of assets transferred by the acquirer to the acquired business that will remain with the combined entity after the business combination. Please provide us with your revised calculation of significance of the acquired IPP solar parks business under the investment test.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Shuang Zhao, Esq.